

January 21, 2015

Via E-mail
August J. Moretti
Chief Financial Officer
Depomed, Inc.
7999 Gateway Boulevard
Suite 300
Newark, California 94560

> **Re:** **Depomed, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 8-K/A**
> **Filed February 25, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 6, 2014**
> **File No. 001-13111**

Dear Mr. Moretti:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Accounting Branch Chief